SECURI 12010799 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46783

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G & W Equity Sales, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 W. 103rd Street, Suite 505
(No. and Street)

Indianapolis	IN	46290-1137
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenda L. Neff 317-581-1580 x219
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Somerset CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

3925 River Crossing Parkway	Indianapolis	IN	46240
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 17 2012
09 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Glenda L. Neff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G & W Equity Sales, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Glenda Neff
Signature

Treasurer
Title

Ruth Ann Hiatt
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G & W EQUITY SALES, INC.
Financial Statements
Years Ended December 31, 2011 and 2010

SOMERSET
CPAs

Passionate
about your
success.

G & W EQUITY SALES, INC.
Financial Statements
Years Ended December 31, 2011 and 2010

G & W EQUITY SALES, INC.

TABLE OF CONTENTS

SOMERSET CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

We have audited the accompanying statements of financial condition of G & W EQUITY SALES, INC., as of December 31, 2011 and 2010, and the related statements of operations and retained earnings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial condition of G & W EQUITY SALES, INC., as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Somerset CPAs PC

February 6, 2012

G & W EQUITY SALES, INC.
Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010
Assets		
Current Assets		
Cash and cash equivalents	$ 437,730	$ 223,014
Commissions receivable	184,875	300,913
Prepaid expenses	62,414	65,061
Current portion of related party advance	31,020	0
Total Current Assets	716,039	588,988
Other Assets		
Related party advance	62,046	0
Total Assets	$ 778,085	$ 588,988
Liabilities and Shareholder's Equity		
Current Liabilities		
Current maturities of long-term obligation	$ 66,667	$ 0
Accounts and commissions payable	81,478	121,814
Total Current Liabilities	148,145	121,814
Long-term Liabilities		
Long-term obligation	127,777	0
Total Liabilities	275,922	121,814
Shareholder's Equity		
Common stock	8,000	8,000
Paid-in capital	17,000	17,000
Retained earnings	477,163	442,174
Total Shareholder's Equity	502,163	467,174
Total Liabilities and Shareholder's Equity	$ 778,085	$ 588,988

See accompanying notes.

G & W EQUITY SALES, INC.
Statements of Operations and Retained Earnings
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenues	$ 2,775,294	$ 2,920,682
Operating Expenses		
Sales commissions	1,254,120	1,319,941
Service fees	1,200,000	1,200,000
Licenses and fees	44,836	43,062
Insurance	20,580	21,610
Professional services	12,600	17,000
Computer expense	5,778	5,778
Education and training	1,820	2,010
Dues and publications	571	910
Miscellaneous expenses	0	68
Total Operating Expenses	2,540,305	2,610,379
Net Income	234,989	310,303
Retained Earnings, Beginning of Year	442,174	231,871
Dividends	(200,000)	(100,000)
Retained Earnings, End of Year	$ 477,163	$ 442,174

See accompanying notes.

G & W EQUITY SALES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash Flows from Operating Activities		
Net income	$ 234,989	$ 310,303
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in commissions receivable	116,038	(73,711)
(Increase) decrease in prepaid expenses	2,647	(127)
Increase (decrease) in accounts and commissions payable	(40,336)	25,271
Net cash provided by operating activities	313,338	261,736
Cash Flows from Investing Activities		
Related party advance	(123,066)	0
Payments received on related party advance	30,000	0
Net cash used in investing activities	(93,066)	0
Cash Flows from Financing Activities		
Proceeds from long-term obligations	200,000	0
Principal payments on long-term obligations	(5,556)	0
Dividends paid	(200,000)	(100,000)
Net cash used in financing activities	(5,556)	(100,000)
Net Increase in Cash and Cash Equivalents	214,716	161,736
Cash and Cash Equivalents, Beginning of Year	223,014	61,278
Cash and Cash Equivalents, End of Year	$ 437,730	$ 223,014

See accompanying notes.

G & W EQUITY SALES, INC.
Notes to Financial Statements
December 31, 2011 and 2010

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

G & W Equity Sales, Inc. (the Company), a wholly owned subsidiary, is a limited broker-dealer and sells variable annuities, variable life insurance, mutual funds and direct participation programs on behalf of various vendors. Effective July 1, 2006, the Company established three (3) branch offices. The Main Office/Office of Supervisory Jurisdiction (OSJ) is located in Indianapolis, Indiana, and is also a branch office. Additionally, the Company established two branch offices located in Dublin, Ohio and St. Paul, Minnesota. The Company markets its products primarily in the states located in the middle two-thirds of the United States.

The Company became registered with the Securities and Exchange Commission, effective November 22, 1993. The Company became registered with the Financial Industry Regulatory Authority, Inc. (formally known as the National Association of Securities Dealers, Inc.), on March 2, 1994.

The Company was registered with the Securities and Exchange Commission as a registered investment advisor, but withdrew the registration as required by law in 1997. The Company became a non-federally covered advisor at the time.

The Company became registered with the Municipal Securities Rulemaking Board on March 15, 2002, to enable the Company to be a municipal fund securities broker (529 College Savings Plans only).

Revenue Recognition

The Company recognizes revenue on its variable annuity, variable life insurance, mutual funds and direct participation program products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting. The Company reports its operations on the cash basis method of accounting for income tax reporting purposes.

Commissions Receivable

The Company carries its commissions receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is provided. The Company's policy is not to accrue interest on past due receivables.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Income Taxes

The Company is a qualified sub-chapter S corporation of another entity and will file a consolidated return with the parent company. The shareholders of the parent company will be taxed on the consolidated taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of America require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its Statements of Operations and Retained Earnings.

The parent company's federal and various state income tax returns for 2008 through 2011 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Cash Flows

For purposes of the Statements of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Long-term Obligation:

During the current year, management determined that the Company had been overpaid for commissions by an insurance company in the amount of $200,000. The Company will repay the unsecured balance, interest free to the insurance company in equal monthly installments of $5,556 beginning in December of 2011. Payments due on the long-term obligation outstanding at December 31, 2011, are as follows:

Year Ending December 31,	
2012	$ 66,667
2013	66,667
2014	61,110
	$ 194,444

Note C - Common Stock:

The Company has voting stock with equal voting rights, as well as non-voting stock. All of the stock is no par value.

The following summarizes the Company's shares of common stock at December 31, 2011 and 2010:

	Voting	Non-Voting
Authorized	2,000	1,000
Issued	400	0
Outstanding	400	0

Note D - Related Party Transactions:

The Company has a service agreement with a corporation that is related by common ownership. Under terms of the agreement, the related corporation has agreed to make available certain facilities and provide for performance of certain administrative and clerical services. Service fees amounted to $1,200,000 for the years ended December 31, 2011 and 2010, respectively.

The Company pays commissions to registered representatives, some of whom are also shareholders of the parent company. The Company incurred approximately $1,395,000 and $1,294,000 of related party commissions for the years ended December 31, 2011 and 2010, respectively. Accounts payable includes approximately $74,000 and $122,000 of related party commissions at December 31, 2011 and 2010, respectively.

Note D - Related Party Transactions (Continued):

As a result of being overpaid commissions by an insurance company, as discussed in Note B, the Company overpaid commissions to a registered representative, who is also a shareholder of the parent company, in the amount of $123,066. The registered representative made a lump sum payment of $30,000 to the Company in November 2011, and will repay the remaining balance in equal monthly installments of $2,585, beginning in January 2012. Payments due from the related party advance at December 31, 2011, are as follows:

Year Ending December 31,		
2012	$	31,020
2013		31,020
2014		31,026
	$	93,066

Note E - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with primarily one financial institution. At times, such amounts may be in excess of the FDIC insured limit. The Company has never experienced any losses related to these balances. All non-interest bearing cash balances were fully insured at December 31, 2011, due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning January 1, 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and non-interest bearing cash balances may again exceed federally insured limits. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

Note F- Major Carrier:

Three insurance companies comprised approximately seventy-six percent (76%) of the total accounts receivable at December 31, 2011, and revenues which were derived from the sale of products with these insurance companies was approximately eighty-two percent (82%) for the year then ended. Three insurance companies comprised approximately eighty-six percent (86%) of the total accounts receivable at December 31, 2010, and revenues which were derived from the sale of products with these insurance companies was approximately seventy-nine percent (79%) for the year then ended.

Note G - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the years ended December 31, 2011 and 2010, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note H - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $18,395. At December 31, 2011, the Company's net capital was $282,401, which was $264,006 in excess of its minimum net capital requirement. There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the unaudited Part II of Form X-17A-5 as of December 31, 2011.

Note I - Pending Litigation:

The Company is currently involved in a legal proceeding alleging discrimination. There is no estimate of potential liability, if any, that can be reasonably made at this time, and therefore no amounts have been recorded in the financial statements. The Company denies the claim and intends to vigorously defend its position.

Note J - Subsequent Events:

The Company has evaluated subsequent events through February 6, 2012, the date on which the financial statements were available to be issued.

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report
on the Supplementary Information Required by Rule 17a-5
of the Securities and Exchange Commission

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

Our report on our audits of the 2011 and 2010 basic financial statements of G & W EQUITY SALES, INC., appears on page 1. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Somerset CPAs PC

February 6, 2012

G & W EQUITY SALES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2011

Net Capital

Total Shareholder's Equity	$ 502,163
Other Deductions	(219,762)
Net Capital	$ 282,401

Aggregate Indebtedness

Items Included in Statement of Financial Condition	
Long-term obligation	$ 194,444
Other accounts payable	81,478
Total Aggregate Indebtedness	$ 275,922

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$ 18,395
Excess Net Capital	$ 264,006
Excess Net Capital at 1000%	$ 254,809
Ratio: Aggregate Indebtedness to Net Capital	0.9771 to 1

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2011)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 282,401
Net Capital per Above	$ 282,401

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming and Exemption from SEC Rule 15c3-3

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of G & W EQUITY SALES, INC., as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Somerset CPAs PC

February 6, 2012

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com